                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                              (Amendment No.  )*

                       Loral Space & Communications Ltd.
            _______________________________________________________
                               (Name of Issuer)


     Series A Convertible Preferred Stock (convertible into Common Stock)
     ____________________________________________________________________
                        (Title of Class and Securities)


            G56462107 (CUSIP for Common Stock, there is no CUSIP
                     for the Convertible Preferred Stock)
            _______________________________________________________
                     (CUSIP Number of Class of Securities)

February 14, 2000
______________________________________________________
(Date of Event Which Requires Filing of this Statement

Check the appropriate box pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter the disclosures provided in a prior page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         (Continued on following page(s))

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===============================================================================


          CUSIP Number G56462107 for Common Stock, there is no CUSIP
                       ---------
                for the Convertible Preferred Stock


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1

  Lockheed Martin Corporation      I.D. No. 52-1893632

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Maryland

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                          SOLE VOTING POWER
                     5    45,896,978 shares -as limited by a letter agreement
                          dated February 11, 2000 ("Letter Agreement") and a
                          Shareholders Agreement dated April 23, 1996 by and
     NUMBER OF            among Loral Corporation (now part of Lockheed Martin
                          Corporation) and Loral Space & Communications Ltd.
      SHARES              ("Agreement"). The Agreement is filed as Exhibit 10.2
                          to Loral Space's Form 10-K filed on July 1, 1996.
   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
     OWNED BY        6
                               None
       EACH
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     7    45,896,978 shares (as limited by the Letter
      PERSON              Agreement and Agreement).

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         45,896,978 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      13.5% (on a fully diluted basis)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------



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                  SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).  Name of Issuer:

            Loral Space & Communications Ltd.

Item 1(b).  Name of Issuer's Principal Executive Offices:

            600 Third Avenue
            New York, New York 10016

Item 2(a).  Name of Person Filing:

            Lockheed Martin Corporation

Item 2(b).  Address or Principal Business Office or, if None, Residence:

            6801 Rockledge Drive, Bethesda, Maryland  20817

Item 2(c).  Citizenship:

            Maryland

Item 2(d).  Title of Class of Securities:

Series A Convertible Preferred Stock, par value $0.01 per share (convertible into Common Stock on a one-for-one basis). This Schedule is filed in connection with Lockheed Martin Corporation's and Loral Space's separate filings of Hart-Scott-Rodino Notification and Report Forms with the Federal Trade Commission and Department of Justice to effect a conversion of the 45,896,978 shares of Loral Space Series A Convertible Preferred Stock held by Lockheed Martin into Common Stock of Loral Space on a one-for-one basis. Lockheed Martin filed a Form on February 4, 2000 and Loral Space filed a Form on February 14, 2000.

Item 2(e).  CUSIP Number:

            G56462107 for Common Stock, there is no CUSIP for the Convertible Preferred Stock

Item 3.     Not applicable.

Item 4.     Ownership

            (a)  Amount Beneficially Owned:

                 45,896,978

            (b)  Percent of Class:

                 13.5%  (on a fully diluted basis)

            (c)  Number of shares as to which such person has:






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                  (i)  sole power to vote or to direct the vote:

                       45,896,978 (as limited by a letter agreement dated February 11, 2000 ("Letter Agreement") and a Shareholders Agreement dated April 23, 1996 by and among Loral Corporation (now part of Lockheed Martin Corporation) and Loral Space & Communications Ltd. ("Agreement"). The Agreement is filed as Exhibit 10.2 to Loral Space's Form 10-K filed on July 1, 1996.

                 (ii)  shared power to vote or to direct the vote:

                       None

                 (iii) sole power to dispose or to direct the disposition of:

                       45,896,978 (as limited by the Letter Agreement and the Agreement).

                 (iv) shared power to dispose or to direct the disposition of:

                      None


Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 On February 16, 2000, Lockheed Martin transferred the
            beneficial ownership of the 45,896,978 shares of Loral Space Series A Convertible Preferred Stock to a wholly-owned subsidiary, Lockheed Martin Investments Inc.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Lockheed Martin Corporation's beneficial ownership of the Series A Convertible Preferred Stock (convertible into Common Stock) of Loral Space & Communications Ltd. on this date is true, complete and correct.

Date  February 16, 2000
      -----------------


        Marian S. Block
/s/____________________________________________
   Vice President and Associate General Counsel